Writer’s Direct Number	Writer’s E-mail Address
212.756.2372	Aneliya.Crawford@srz.com

May 8, 2019

VIA E-MAIL AND EDGAR

Daniel F. Duchovny Special Counsel, Office of Mergers and Acquisitions Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	MiMedx Group, Inc. Soliciting Materials filed pursuant to Rule 14a-12 on April 29, 2019 Filed by Parker H. Petit, David J. Furstenberg, and Shawn P. George File No. 001-35887

Dear Mr. Duchovny:

On behalf of Parker H. Petit, David J. Furstenberg, and Shawn P. George (collectively, the “Filing Persons”), we are responding to your letter dated May 2, 2019 in connection with the soliciting materials filed pursuant to Rule 14a-12 on April 29, 2019 (the “Soliciting Materials”) with respect to MiMedx Group, Inc. (the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission and respond below. For your convenience, the comments are restated below in italics, with our responses following.

1. Please revise the answer to the question “Which directors will be elected at the June 17th Annual Meeting?” to remove the possibility that more than three directors will be elected. We note that the court order is limited to the three seats designated as Class II directors. Please ensure that if the disclosure referenced in this comment letter is revised in additional filings you also make the revisions to the materials on your website.

In response to the Staff’s Comment, the Filing Persons reference to “at least” the three seats designated by the Class II directors was made, in part, due to the court’s ruling on April 3, 2019 and the Court’s Order on April 26, 2019. In the April 3 hearing, the Court stated, on page 36 of the hearing transcript, the following:

Mr. Duchovny

May 8, 2019

THE COURT: All right. Well, what my intent to do is, just so everyone will know, is not a perfect remedy, but my intent is to order a meeting, is to order it on June 17th, which is a Monday, at the corporate headquarters, wherever that is in Georgia. I am not declaringthat they’ve got to do two sets of directors, although by that time I think the third one will be expired. But we’re going to have a meeting. . . rough me out an order.

Attached as Exhibit A hereto is a copy of the transcript from the Court.

In addition, in a complaint filed April 18, 2019, the plaintiff in City of Hialeah Employees’ Retirement System v. MiMedx Group, Inc. is seeking a court order to either have the three Class III directors also elected at the June 17th meeting or to have the court compel a second meeting shortly after the June 17th meeting for the election of the Class III directors.1 As such, it is not yet known how many directors will be up for election, but based on the court order it would be at least three Class II directors.

Additionally, we understand from the Leon County Circuit Clerk’s docket that the Company is appealing the order, and just Friday, moved in the First District Court of Appeals for expedited consideration of a motion to stay the June 17, 2019 meeting, even while a similar motion to stay remains pending before Judge Carroll. We understand further that a response to the expedited motion to stay is due by Hialeah in the First District Court of Appeals on or before May 8, 2019. It is unknown when the First District Court of Appeals will rule upon the appeal, but it is certainly likely it will be in greater than 13 days, which is when the three-year term of the Class III directors expires.

As further evidence that additional directors may be elected on appeal, we also note the unsolicited correspondence sent by a shareholder to the Court whereby he “also respectfully ask that Judge Dempsey support an expedited hearing in Case No. 2019-CA-000936 on the election of the Class III directors so that they may be simultaneously elected with the Class II directors at the June 17, 2019 annual shareholder meeting.” Attached hereto as Exhibit B is such correspondence.

2. Please revise in future soliciting materials your reference to the “2019 MiMedx Annual Meeting.” We note that the court’s order relates to the 2018 annual meeting.

In response to the Staff’s Comment, we will revise for future filings and have revised such statement so it is the “upcoming MiMedx Annual Meeting.” Thank you for pointing this out. Prior to the Company’s Form 8-K filed on April 26, 2019, which called the upcoming annual meeting the “2018 Annual Meeting”, the Filing Persons were using the term “2019 Annual Meeting” under the belief that the upcoming annual meeting being held in 2019 would be a 2019 annual meeting.

3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. With a view toward revised disclosure, provide support for your statement that your nominees “would bring much needed operational, financial and governance expertise to the Board.”

___________________

1 City of Hialeah Employees’ Retirement System v. MiMedx Group, Inc., Case No. 2019-CA-000936.

Mr. Duchovny

May 8, 2019

In response to the Staff’s Comment regarding the characterization of statements of opinions on the Filing Persons’ website, the Filing Persons respectfully note the presence of a disclaimer that all visitors must accept before entering the Filing Persons’ website. The disclaimer, in part, reads as follows:

The views expressed herein represent the opinions of Mr. Petit, whose analysis is based solely on publicly available information. No representation or warranty, express or implied, is made as to the accuracy or completeness of any information contained in this website.

We also note the following experiences that highlight the Filing Persons’ operational, financial and governance expertise.

Mr. Petit served as the CEO and Chairman of the Board from 2009 to 2018, as well as Chairman and CEO of Matria Healthcare, Inc. (NASDAQ: MATR) from 1996 until 2008. Matria Healthcare was a former subsidiary of Healthdyne, Inc. which Mr. Petit founded in 1971. The nearly fifty years of experience working in the healthcare industry provided Mr. Petit with extensive operational, financial and governance expertise. In addition to the broad management experience described above, Mr. Petit has served on multiple boards of publicly traded companies. Mr. Petit currently serves on the Board of Directors of Intelligent Systems Corporation (NYSE: INS), a position he has held since 1996 and has been a long-standing member of the Audit and Compensation Committees. Mr. Petit also served on the Board of Directors of Atlantic Southeast Airlines, which was acquired by Delta Airlines, and Norrell Corporation, which was acquired by Spherion Corporation.

Mr. Furstenberg served as the Director of Taxes at Pulte Home Corporation, a Fortune 500 publicly traded homebuilder, where Mr. Furstenberg advised and partnered with executive management and multiple departments on tax matters related to M&A and other strategic initiatives. Prior to Pulte Home Corporation, Mr. Furstenberg was Assistant Vice President at Handleman Company, a publicly traded company with revenues in excess of $1 billion where he had responsibilities similar to those at Pulte Home Corporation. Mr. Furstenberg began his career at Price Waterhouse where he advised multinational companies on a variety of complex tax matters. Mr. Furstenberg is also a certified public accountant and a member of the Michigan Association of CPAs.

Further, both Mr. Furstenberg and Mr. George, in their professional capacities, have advised companies on a variety of corporate issues. Mr. George’s litigation practice has spanned over thirty-seven years and includes both plaintiff and defense side representation in complex civil litigation and commercial matters. Of particular relevance here, he has expertise in the areas of contracts, commercial transactions, alleged regulatory breaches and insurance issues.

The Filing Persons respectfully submit that the above disclosures support the statement that the Filing Persons possess the ability to “bring much needed operational, financial and governance expertise to the Board.”

Mr. Duchovny

May 8, 2019

Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2372.

Very truly yours,

/s/ Aneliya S. Crawford

Aneliya S. Crawford

EXHIBIT A

Transcript for April 3, 2019 Hearing for In The Matter Of:
City of Hialeah Employees v MiMedx Group, Inc.

[See attached.]

IN THE CIRCUIT COURT FOR THE SECOND JUDICIAL CIRCUIT
IN AND FOR LEON COUNTY, FLORIDA

CITY OF HIALEAH EMPLOYEES'
RETIREMENT SYSTEM,

Plaintiff,

vs. CASE NO. 2018-CA-002631

MIMEDX GROUP, INC.,

Defendant.
_______________________________/

IN RE:	Hearing
BEFORE:	The Honorable Kevin Carroll
DATE:	April 3, 2019
TIME:	Commenced at 1:35 p.m. Concluded at 2:23 p.m.
LOCATION:	Leon County Courthouse Tallahassee, Florida
REPORTED BY:	JO LANGSTON Registered Professional Reporter

ACCURATE STENOTYPE REPORTERS, INC.
2894-A REMINGTON GREEN LANE
TALLAHASSEE, FLORIDA 32308
(850)878-2221

2

APPEARANCES:

REPRESENTING THE PLAINTIFF:

ROBERT D. KLAUSNER, ESQUIRE
Klausner, Kaufman, Jensen & Levinson
7080 Northwest 4th Street
Plantation, FL 33317
954-916-1202 bob@robertdklausner.com

MARK LEBOVITCH, ESQUIRE
Bernstein, Litowitz, Berger & Grossmann, LLP
1251 Avenue of the Americas
New York, NY 10020
212-554-1519 markl@blbglaw.com

REPRESENTING THE DEFENDANT:

WALTER C. CARLSON, ESQUIRE
Sidley Austin, LLP
One South Dearborn
Chicago, IL 60603
312-853-7734 wcarlson@sidley.com

ISAAC S. GREANEY, ESQUIRE
Sidley Austin, LLP
787 Seventh Avenue
New York, NY 10019
igreaney@sidley.com

KELLY A. O'KEEFE, ESQUIRE
Stearns Weaver Miller Weissler
Alhadeff & Sitterson, P.A.
106 E. College Avenue, Suite 700
Tallahassee, FL 32301
850-329-4893 kokeefe@stearnsweaver.com

GRACE MEAD, ESQUIRE
Stearns Weaver Miller Weissler
Alhadeff & Sitterson, P.A.
150 W. Flagler Street, Suite 2200
Miami, FL 33130
305-789-3559 gmead@stearnsweaver.com

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P R O C E E D I N G S

* * *

THE COURT: We are here this afternoon in 2018-CA-2631, City of Hialeah versus MiMedx, or however you pronounce it. Are we ready to proceed?

MR. KLAUSNER: Yes, Your Honor.

THE COURT: All right. Do we have a court reporter present? All right. We do have a court reporter present, so I'm sure she'd appreciate it if counsel would announce their presence for the record.

MR. KLAUSNER: Good afternoon, Your Honor. Robert Klausner and Mark Lebovitch for the Hialeah Employees' Retirement System.

MR. CARLSON: Good afternoon, Your Honor. Walter Carlson and Isaac Greaney on behalf of MiMedx Group, Inc. And with us are our co-counsel, Kelly O'Keefe and Grace Mead from the Stearns Weaver firm.

THE COURT: And my understanding is we're here on plaintiff's motion for summary judgment. Is that correct?

MR. KLAUSNER: That is correct, Your Honor.

THE COURT: Are you ready to proceed?

MR. KLAUSNER: I am.

THE COURT: Fire away.

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MR. KLAUSNER: Thank you. May it please the Court, Counsel. Hialeah, the retirement system, is a shareholder of MiMedx Group. Florida Statute 607.0701 says corporations are supposed to have annual board meetings and that if it goes more than 13 months without a meeting, 0703 gives this Court the authority to order a meeting at a date and time certain.

I think what's in dispute is not whether they ever held a meeting, because they haven't. They admit in their response they haven't had a meeting. The defendant contends that it shouldn't order a meeting until after it gets an exemption from the Securities and Exchange Commission about publishing pre-meeting financials. That's not a requirement for this Court to enforce 0701.

I think the bedrock principle of corporate democracy is the right of shareholders to pick who is going to run their company and to have an annual opportunity or periodic opportunities, depending on the bylaws of the company, to elect the people.

The courtroom today is filled with lots of shareholders who are particularly interested in the Court's ruling in this matter. And, you know, the right to vote for directors is so important that the

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Delaware Supreme Court said in Saxon Industries that even insolvency of the company doesn't prevent shareholders from having that opportunity.

I think the most telling thing is that in the filing that MiMedx did, which they've asked be sealed and which we didn't particularly object, they quote the federal regulation on having financials.

And actually what happened is, in 2008, under the Code of Federal Regulations, there was an amendment to the procedure to allow an officer within the SEC to approve these exemptions.

But this is a company that says in its filings it's going to have to restate six years worth of financials. It's a company that also says in its filings that its accountant fired them in December. It will take years.

By May of this year, we will have been two years without a shareholder meeting. And here's why that's important. They have staggered elections, according to the pleadings before Your Honor. And of the ten directors, they're elected in groups. Group one was elected in the most recent meeting in 2017. They're still in office. But group two, their terms expired in 2018. They continue to sit. And by May of this year, May 19th, when the next

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meeting but I'm going to grant you an exemption of time until you get your financials in order.

I would ask you to look at the reply brief that we filed, page two. There's a timeline, and the timeline shows that they should have had a meeting midyear 2018. By December, they still hadn't had a meeting.

And Hialeah, as a shareholder, on behalf of the 1600 active and retired employees of the City, filed a lawsuit and said, We want to have a vote on this company that we are owners of.

And it wasn't until we had this hearing set on May -- or actually earlier this month, I think, March 19th, last month, that they actually made a filing with the SEC. If this was so urgent, the filing would have been done long ago.

There is nothing, between the federal regulation and the state statute, which even remotely suggests that one controls the other. In fact, the idea of having financials is that it helps better inform the shareholders, but it doesn't deprive them of the right to vote.

And for a company that's been struggling with its own financials, by its own admission now for years, a shareholder's right to vote is, as the

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Delaware Supreme Court said in the Newcastle case and later the chancellor in the Fuqi case, F-U-Q-I --

THE COURT: Or the Rich case, whichever one you want to call it.

MR. KLAUSNER: Yeah, the Rich case. That's much better. The Rich case said, nothing in the regulation changed anything. Have a meeting. And what I thought was interesting in Rich is the parties stipulated to an extension nine times, and then finally the Court said, I've had enough, we're having a hearing, and ordered it within, they said 45 days and then extended it again.

But that would suggest a situation where there was an auditor and there was actually a foreseeable date upon which one would receive the financials. There isn't. There's nothing in this record to suggest that that's going to happen.

All that the financials prevent from happening is having a solicitation for proxies. It has nothing to do with the fact that corporations are -- in fact, there's U.S. Supreme Court jurisprudence reflected in the Delaware case that says the 14th Amendment says that internal corporate management, which includes electing directors, is a matter of

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state law, and the Florida Legislature decided in 0701, hold it within a year or, under 0703, judges of the circuit court can order that this take place.

If anything, what the Court said in Rich is that when you have difficult financials like this, that actually should encourage the Court. It makes the necessity of a shareholder meeting that much more important.

The Court can certainly take judicial notice of the financial condition of the company as reflected in the quotes on the New York Stock Exchange, and by the company's own admission, they're difficult. None of this is a disputed issue of material fact. There aren't any.

The only dispute in front of you and really what this is about -- I want to get to the point -- is when should we have the meeting, not should we have the meeting, but when should we have the meeting and should the election of class two and class three directors take place at the same time, because if a meeting is not scheduled prior to May 19th, then a second class of directors will have been out of office.

I think, as the Delaware court said, if you're going to delay the elections because the company is

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dickering with its auditors, which is the word that the Court used, then you're standing corporate governance on its head, because the directors who are incumbent are incentivized, in order to hang onto their positions, to have an endless period of dickering with the auditors, not swiftly bringing the matter to a conclusion, so that the shareholders can decide the most important thing of all, are the incumbent directors to be trusted to fix the problems that the company has admitted in the public statements and filings and its filings in this Court were severe, or should there be new directors to clean up the mess.

So the matter that we're going to ask you to do and really the essence of our argument is as follows. There's an admission that the statute applies. There is an admission that Hialeah is a shareholder. There is an admission that it's been more than 13 months since they had a meeting. There's an admission that there are officers who have gone past their terms, and by their own filings with the SEC, an admission that there is a state court requirement that they move forward with the meeting.

I don't want to wait for the exemption.

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Hialeah doesn't want to wait. None of the shareholders want to wait. They want to have the opportunity to exercise their right as shareholders.

So in addition to ordering that there be a meeting, we'd like you to order that it take place on May 20th at the company headquarters in Marietta, Georgia, and that there be an election of both class two and class three.

Now, the company raised in its papers the concern. They said, Well, the shareholders voted by a vote of like 32 million something in shares to have staggered terms. Well, you can fix that. If class two and class three are elected together, class two should have been elected in 2018. Foreshorten their term. In other words, treat them, whoever is elected, as if they had been elected on the earlier date. Then elect a class three, whose terms will be up on May 19.

Therefore, the shareholders get corporate democracy. The staggered terms, which they decided they wanted in their corporate charter, is preserved. But most importantly, by ordering this meeting promptly, Your Honor does what the Florida Legislature instructed them to do. Hold the meeting. Don't go past 13 months or it falls into

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the hands of this Court.

We believe that it's mandatory for the Court to order a meeting. We believe the sound exercise of your discretion is to grant the prayer as set forth by Hialeah and set the meeting for May 20th for both classes. I'd be happy to answer any questions Your Honor may have.

THE COURT: Thank you. I may have questions in a little bit.

MR. KLAUSNER: Okay. Thank you, sir.

THE COURT: Counsel?

MR. CARLSON: Yes, Your Honor. Let me start by introducing the additional person who is here at the table with us, Mr. Charles Evans, who is the chairman of the board of directors of MiMedx Group, Inc.

Plaintiff's motion for summary judgment seeking to compel a meeting on May 20th, 2019, should be denied for two fundamental reasons. The first reason is this Court has discretion under Florida law whether to order a meeting, and if it does, when that meeting should be held.

The company cannot lawfully hold a meeting on May 20th and be in compliance with the federal proxy rules. And the company, as set forth in our papers,

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has taken steps to secure an exemption from those rules and should be entitled to a reasonable period of time to secure that exemption. That path of allowing time to secure the exemption will maximize the information that will be made available to shareholders so that when they do vote on the election of directors, they'll vote knowledgeably.

The second reason the motion should be denied is there is no basis to order two annual meetings to be held at the same time on May 20th. Florida law expressly allows for classified boards. MiMedx shareholders overwhelmingly voted to approve a classified board, to prevent the majority of the board from being up for election at a single meeting. Yet plaintiff's motion seeks to do precisely that.

And, lastly, the 2019 meeting, for the terms of the directors who were elected in 2016 -- and they are elected until their successors are duly elected -- that meeting is not late in any respect. So the relief is unjustified and it's not supported by Florida law.

Let me start, Your Honor, if I may, with what I think are the critical facts here, and they are set forth in the affidavits of Mr. Evans, Mr. Borkowski

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and Mr. Kim. Most importantly, the MiMedx board wants to hold the meeting to elect class two directors -- that's the delayed 2018 meeting -- but it wants to do that in compliance with both federal and state law.

The board recognizes that due to the resignation of Ernst & Young, it will not have audited financials in the near future. So Mr. Klausner's statement that we're asking you to grant relief until there are audited financials, that's not what we are asking. We are asking you to grant us time to seek the exemption, which the SEC specifically permits.

So we've taken, as set forth in those affidavits, the steps to seek the exemption. And we reached out to the SEC staff for that purpose. This was done following board authorization and is set forth in Mr. Evans' affidavit, and it involves the submission of a draft exemption request to the SEC staff pursuant to the rule that was newly adopted in 2008. And that's set forth in Mr. Kim's affidavit.

We expect to have considerable dialogue with the staff regarding that request and have already received some preliminary feedback, but this is a dialogue that doesn't happen overnight. It's a

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dialogue that will take time.

So with those critical facts, let me move to the law first. Florida Statute, Section 607.0703, provides this Court with discretion on whether to order a meeting. That statute says the Court may schedule. It does not say shall. So Your Honor has to consider all the factors and do the right thing. Section 607.0703(2) further gives this Court discretion with respect to fixing the time and place for the meeting.

And whereas Florida law provides Your Honor with discretion, the federal proxy rules do not. They are straightforward. And in order to hold a meeting at which directors are elected, whether it be if MiMedx elicits proxies or whether somebody else does, those rules require that there be financial statements put forward unless there's an exemption. And we've cited those CFRs to Your Honor. Those are at Tab 9 and Tab 10 of the volume we submitted.

Third, because of the potential conflict between state and federal law, the SEC in 2008 adopted this rule to allow companies in the unusual situation that MiMedx currently finds itself to seek an exemption. And I don't know if Your Honor has

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the binder that we gave you, but at Tab 15 in the binder, you will see the Securities and Exchange Commission rule that was promulgated in 2008.

And what it says, and I'm reading now, quoting from page two, A number of companies have faced the dilemma of being required to hold a meeting of security holders when they are unable to deliver current audited financial statements. These companies may be compelled to hold meetings of their security holders pursuant to the provisions of certain state corporation laws despite the inability to comply with the requirements of Rule 14a-3(b) and Rule 14c-3(a) under the Exchange Act. Although these situations are infrequent, we recognize the need to flexibly address this conflict in limited circumstances.

And then the rule goes on to provide the criteria for which an exemption can be sought and will be granted. So the SEC has expressly contemplated the situation we're in and allowed a public company like MiMedx to pursue this relief so it can be in compliance with both federal and state law. That's what we're doing.

Now, I think there's clearly a difference of opinion between the plaintiff's counsel and myself

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as to the significance of the Rich case. I'll call it Rich as opposed to Fuqi, I think it's called. But the only case that has wrestled with this issue of how do you harmonize the difficult situation a public company is in when it can't issue audited financial statements, post the adoption of that rule, is the Rich case.

And that was decided by Vice Chancellor Glasscock of the Delaware Chancery Court. And we believe that Judge Glasscock's decision strongly supports what we're asking Your Honor to do today, and that's giving MiMedx time to work with the SEC to secure the exemption. In the Fuqi case, excuse me, in the Rich case --

THE COURT: That's all right. I just called it Rich because I couldn't pronounce the other one.

MR. CARLSON: So in the Rich case, Judge Glasscock twice allowed the company time to seek an exemption from the SEC. And ultimately he ordered the meeting, which was more than three years after the most recent shareholders' meeting. And he did that because Fuqi was no longer seeking an exemption and because Fuqi was seeking an indefinite extension of time from the Court. That's not what we're doing. We are diligently seeking the exemption and

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we're not seeking an indefinite extension.

Our suggestion, Your Honor, with respect to this point is that we come back to Your Honor in 45 to 60 days and that we report to you on where we are in the exemption securing process. That's consistent with the rulings of Judge Glasscock. It would let us comply with both federal law, and it would be a faithful exercise of your discretion under Florida law.

Now, the plaintiffs in their briefs mention several other cases. Mr. Klausner mentioned even more cases in his argument. The other cases which they brought to you predate the SEC exemption in 2008, and they have not wrestled with the specific issue that's presented to Your Honor today.

We are not seeking to hold off holding this meeting until we have audited financials. That's the whole point of seeking the exemption. And we're, as I said, diligently pursuing that.

So let me then, with that background, go to the second point of Mr. Klausner's motion for summary judgment, seeking to have two meetings held at the same time. As an initial matter, Florida law expressly allows classified boards at section 607.0806. In 2010 MiMedx shareholders voted 33 to

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one to classify the MiMedx board. That's Exhibit 3 at Tab 17 of your binder.

And then the proxy was abundantly clear as to the logic of this change. So this is Tab 16, Exhibit 2. The board of directors believes that a classified board will be beneficial to our company and has made this proposal in order to promote orderly membership succession and turnover among the members of our board of directors, ensure continuity and stability in leadership and realize the benefits of institutional knowledge. The board of directors believes a classified board permits more effective long-term strategic planning and promotes the creation of long-term value for our shareholders. Currently, a change in control of the board of directors can be made by a majority of the shareholders at a single shareholders' meeting.

The point of the change was to prevent what Mr. Klausner is now trying to do. And it couldn't have been clearer in the proxy materials. It couldn't have been clearer in the vote. And then we provided to Your Honor the amendment to the certificate of incorporation, which shows that each class of directors serves until the annual meeting at which their successor is elected. That's at

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board and management of MiMedx who are currently in place take their fiduciary duties very seriously.

As set forth in the affidavits of Mr. Evans and Mr. Borkowski, the board and management have been working incredibly hard and have been making progress. There is no proper basis for MiMedx to hold a meeting on May 20th that would violate the SEC proxy rules and would be rushed and with inadequate information for shareholders to vote knowledgeably. And there's no basis to order the election of two classes of directors at that single meeting. Plaintiff's motion should be denied.

THE COURT: Let me ask you a question. What is the downside to having a meeting that doesn't comply with the proxy rules?

MR. CARLSON: Well, the downside is that MiMedx would be in violation of federal law.

THE COURT: Okay. And the downside of that would be?

MR. CARLSON: The downside of that would be shareholders would not have the information that they should have to vote intelligently. I'm assuming that there will be competing slates for election, Your Honor. And if shareholders don't have the information they need to vote

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intelligently, you'll have an election, but it won't be knowledgeable. So the first downside is an uninformed electorate. The second downside is --

THE COURT: And, of course, the reason they don't have the information is that someone has dropped the ball on keeping everybody in the loop, correct?

MR. CARLSON: So I agree with that, Your Honor. The SEC rule here says this is a rare circumstance. MiMedx didn't desire not to have audited financials, but this situation came about because of issues with respect to the way the business had been run under prior management.

These are important issues. And when they're solved, they need to be solved well, not solved in a sloppy manner. So people at the company are doing their very best to solve them for all time, if I may.

And, yes, the company is not able to put out the audited financials. We agree with that. But we're not asking you to wait until the audit is done. We're asking you to give us time to go to the SEC to get the exemption so that the company can be in compliance with both state and federal law.

So to the downside, an additional aspect of the

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downside, in addition to a poorly advised electorate, the SEC can bring actions against the company under that circumstance, to say you're holding a meeting in violation of federal law.

We've not asked whether they're planning on doing that with us, because we've asked for the exemption and we're seeking to get the exemption so that we can do this properly.

THE COURT: Now, you've told me that this exemption process is in rare cases. Is there a historical record as to how long the exemption process typically takes?

MR. CARLSON: There is not, Your Honor. There is not. But I will say, you know, I work at a large law firm. You've read the affidavit from Mr. Kim, my partner. Mr. Kim spent, I think it's five years at the SEC, working in the portion of the SEC that oversees this. And if there is somebody who can be effective in terms of getting this done and getting this done on a timely basis, you know, I have a great deal of respect for Mr. Kim. He's the fellow.

THE COURT: Well, let me ask this. What is the remedy for shareholders absent a court order in situations where the financials aren't forthcoming and boards of directors' terms are expiring, and

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what else can they do?

MR. CARLSON: So I think Mr. Klausner, on behalf of the City of Hialeah, took the step that was permitted by Florida law to bring this case forward. That's a different question of whether he's entitled to summary judgment and whether this Court should order a meeting that violates federal law.

So the shareholders should do exactly what he's done; present the issue to Your Honor, let me or Mr. Greaney present the facts to you as to why it's appropriate here to delay for, as I said, 45 to 60 days for us to report back to you, at which point Your Honor can assess all the facts at that time and enter an appropriate order.

THE COURT: Let me ask another question, while I'm in a question-asking role. From your perspective of representing your client, and recognizing, I think, that a board of a directors still has an obligation to try and maximize returns and benefits for its shareholders --

MR. CARLSON: Yes, sir.

THE COURT: -- is there a negative or downside to the shareholders if I were to order the meeting, in other words, from a stock value perspective or

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anything like that?

MR. CARLSON: I'm not in a position to assess how the stock market would react to that one way or another, Your Honor.

THE COURT: I'm assuming a lot of these people are concerned because they have retirement money and all that.

MR. CARLSON: I think MiMedx shareholders are concerned because they've seen the stock price go down, and that's an important concern. So I don't minimize their concern. But I don't know that having a meeting in a brief period of time, where shareholders vote without information, in a situation where the meeting would not be lawful, would be a good exercise of fiduciary duties for the shareholders, Your Honor.

THE COURT: Anything else you want to tell me?

MR. CARLSON: No. I think I fairly -- I mean, I think you've got the issues. I think those are the issues.

THE COURT: All right.

MR. KLAUSNER: May I be heard briefly in response?

THE COURT: Of course.

MR. KLAUSNER: Your Honor mentioned the stock

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price. You can take judicial notice under Florida Statutes that the stock price in January of 2018 was $18.25, with a market cap of 2 billion. The current share price is $3.75, with a market cap of 416 million. And that's why Hialeah is here.

Your Honor said perhaps what's the most important thing, what's my remedy if you give them more time. And my brother says, the remedy is come to court and file a lawsuit, but don't give them a hearing, don't give them anything.

The Rich case specifically addressed the question of whether or not the SEC regulation prohibits a board of directors meeting. The Delaware court said unequivocally it does not. And at page star-17 of the Rich decision, it says -- I'll just call it the company. The company's position here is that the company has been managed in such a way that it cannot comply with the proxy rules, and therefore it should not be subject to any oversight by stockholders by way of an annual meeting. Such a position stands the purpose of corporate and securities law on its head. It cannot be the case that managers of a corporation can entirely avoid the annual meeting requirement by, quote, dickering with the auditors and the SEC over

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financial statements, end quote. On the contrary, a stockholder's right to a meeting is especially strong when financial management is so questionable as to delay the provision of audited financial statements for three years.

What the papers in this case show you is they don't -- this isn't just because they didn't get a report out in 2018. They want to restate every one of their annual financial reports for six years. That's six audits. They couldn't get one audit done when they had an auditor. They tell you -- and actually they told the SEC in their letter, By the way, we don't have an auditor. And that's March 19.

And if you read the first paragraph of their letter -- and I really do encourage you to read Exhibit C -- it says in the second paragraph of the letter, it actually presumes that you already ordered a meeting. It says, As a result of the shareholder lawsuit, the circuit court issued an order dated blank, directing the company to hold a meeting on blank date.

I hope they're good fortunetellers over there. But the point is, the only remedy for these shareholders is for you to have the meeting. There's not a requirement that there be a proxy

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And one more thing, the Court in Rich also looked back at Newcastle, which was a decision of the Supreme Court and which was summarily affirmed by the Supreme Court in Delaware, which said one doesn't prevent the other. It's not illegal. It prevents a proxy solicitation.

The point is, you have the discretion to set a meeting. We've recommended a date which coincides with the expiration of the next term. We've also made a suggestion -- and we haven't claimed that Your Honor should set aside the actions that the current directors have taken by sitting de facto since their terms have expired. That's not a prayer for relief that we had, nor is it one that the statute is going to require.

What it is going to say, though, is you can preserve their staggering, which they say is so important to their corporate structure, by saying that the class twos just get one year less, and it puts them back on the schedule, because if you just elect -- if you order a meeting and we just elect the class two people a year late, then the class threes are expired and we're going to have to be back here again when they don't have another meeting on time to elect them.

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And this -- I don't know whether it's the chicken or the egg, but this drama will continue indefinitely, because there will be a continuing delay and there will always be a class of director based on a problem that they created.

And that perhaps is where I'd like to close. We're the owners of this company. These directors serve at our pleasure. And they're telling us they want to stay on the throne indefinitely because they made a mess. And that's to the detriment of all of us. And that's what 0701 is for. It's what the courts in Delaware and every other state that have looked at this question have said.

And that's why Your Honor ought to order a meeting May 20th and elect the two classes, foreshortening the term of class two and further holding that any actions taken by the de facto directors since their terms expired are ratified, that the mere fact that they went past it -- now, are there sins that they may have in other areas? I don't know. That's not before you today, but clearly you can preserve the concern that they have and not leave the shareholders with no real remedy at all. For those reasons, we ask that you grant summary judgment on the terms as requested.

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THE COURT: Let me ask you a question. What about his concern about what in essence would be an uninformed electorate?

MR. KLAUSNER: I'll tell you one the electorate already knows, they know a lot because their company has published a lot of material, which is in all of their filings and in our ours. In the complaint, actually attached to the motion for summary judgment, on the affidavits are the expressions of many of the shareholders, probably who are here in this room, millions of shares saying, Give us a meeting.

They know a lot. They know that their company has been under investigation. They know that the stock value has fallen from $18.25 a share to a little over three bucks. They know that the value of the company has declined by 80 percent. They're tired of allowing the hemorrhaging to go on without having a say in how their company is run. It's their money.

So there's no -- if we're going to balance the scale or balance the harm, order a meeting, and if the electorate is uninformed, then what most people probably do is vote with management, but let management stand up in front of their shareholders

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and give an impassioned speech about why they have rooted out the trouble and they ought to be allowed to stay in power and run the place, because the alternative to that is no remedy at all.

MR. CARLSON: Your Honor, if I may.

THE COURT: Go right ahead. I'm trying to get it right.

MR. CARLSON: So first of all, Mr. Klausner said there hasn't been a meeting for three years. That's wrong. It's two years. We're not proud of the fact that it's been two years, but those are the facts.

THE COURT: The last one was supposed to be around June 18th or something like that last year?

MR. CARLSON: I mean, you get 13 months, right? So from May of 2017, it would be to June of 2018. From June of 2018, it would be to July of 2019. The 2019 meeting is not late. So this is basically an effort by Mr. Klausner and his clients to hijack this company.

And he says that Your Honor should solve this problem by shortening the terms of the class two directors. No. The point of that amendment was to prevent a majority of the board being elected at a single meeting. And what his solution says, that

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doesn't matter, elect the majority of the board at a single meeting. That's what the classified board was designed to prevent under Florida law. That's what it's designed to prevent when the shareholders voted on it. That's what the proxy says.

THE COURT: Well, it's hard to have a staggered board if you're not having meetings to vote, isn't it?

MR. CARLSON: Well, I understand that, and you'll read in the affidavits that the intent of the board is, after they hold the class two meeting, at an appropriate time thereafter, to hold the class three meeting so that shareholders can assess who was it who was elected as the replacement for the class two. And then they can take that into -- it's why the U.S. Senate is elected one-third, one-third, one-third every two years, and you don't elect them all every six years.

THE COURT: We try to have our elections every four years.

MR. CARLSON: Say that again.

THE COURT: We try to have our elections on a regular basis.

MR. CARLSON: I've already said that, Your Honor. I agree with that. We're not happy to be

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here. But the situation that the prior management left the current board and the current management is what brought the stock price down from what Mr. Klausner said it was in January 2018 to today. So just a few last things.

THE COURT: Sure.

MR. CARLSON: He says that we're asking you to delay a meeting until the financials are restated. That's not what we've asked for. We've asked for you to have us come back in 45 to 60 days to report to you on where we are with the exemption so that a lawful meeting could be held.

And Mr. Klausner says, well, management can tell its side of the story in this election. Management can't tell its side of the story in the election because under the proxy rules, we're prohibited from soliciting proxies, just as the meeting will be improper if we don't get exemptive relief.

So let me just make a final comment with respect to the Rich case. And I hope you take the time to read that case with care because it's, as I said, the only precedent post-2008.

The reason Judge Glasscock ruled as he did was the Fuqi company initially sought an exemption in

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we'll tell you where we are, but no firm meeting date. I really do encourage you to look at the facts in Rich, which I know you have. But most of the delay in Rich was occasioned by the parties stipulating to these lengthy extensions. We don't want to stipulate to an extension.

We think the Court has absolute discretion, given the facts here, to set the meeting on the time frame that we ask. I would look at the defendant's response to the motion for summary judgment, if you read the articles of incorporation, the relief that we're seeking is not prohibited by the articles.

And the last thing is, we're not hijacking the company. We own the company. We are the shareholders. We're not hijacking anything more than the legislature hijacks the state during this period of time that we're here. They have forgotten who works for who. They work for us. And they failed in their job, and the legislature gave us a remedy. And it's up to Your Honor to enforce it. Thank you.

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That also gives you enough time that if anyone thinks that Judge Carroll is crazy and that he probably thinks SEC has something to do with the football offices in Birmingham, you've got time to do something about it. But rough me out an order.

MR. KLAUSNER: Yes, sir. Thank you.

THE COURT: We'll be in recess.

(Whereupon, the hearing was concluded at 2:23 p.m.)

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CERTIFICATE OF REPORTER

STATE OF FLORIDA)
COUNTY OF LEON)

I, Jo Langston, Registered Professional Reporter, do hereby certify that the foregoing pages 3 through 37, both inclusive, comprise a true and correct transcript of the proceeding; that said proceeding was taken by me stenographically and transcribed by me as it now appears; that I am not a relative or employee or attorney or counsel of the parties, or a relative or employee of such attorney or counsel, nor am I interested in this proceeding or its outcome.

IN WITNESS WHEREOF, I have hereunto set my hand this 4th day of April 2019.

JO LANGSTON
Registered Professional Reporter

ACCURATE STENOTYPE REPORTERS, INC.

EXHIBIT B

Correspondence by Shareholder with the Court (excluding the Exhibits)

[See attached.]

Filing # 88943786 E-Filed 05/03/2019 11:16:11 AM

COLEMAN RIVER CAPITAL LLC
4428 Southern Avenue
Dallas, Texas 75205-2623
214-522-7843

May 3, 2019

The Honorable Judge Kevin J. Carroll
Second Judicial Circuit Court
Leon County Courthouse, Room 330
301 S. Monroe Street
Tallahassee, Florida 32301

The Honorable Judge Angela C. Dempsey
Second Judicial Circuit Court
Leon County Courthouse, Room 301E
301 S. Monroe Street
Tallahassee, Florida 32301

Re: City of Hialeah Employees' Retirement System v. MiMedx Group, Inc. Case No. 2018-CA-002631, Case No. 2019-CA-000936, Case No. 1D19-1555, and

Southern Avenue Partners, L.P., Intervener

Dear Judge Carroll and Judge Dempsey,

I am writing on behalf of all owner shareholders in support of the Plaintiff in the above referenced causes of action. I respectfully ask that Judge Carroll not grant a stay of his Final Declaratory Judgment. I also respectfully ask that Judge Dempsey support an expedited hearing in Case No. 2019-CA-000936 on the election of the Class III directors so that they may be simultaneously elected with the Class II directors at the June 17, 2019 annual shareholder meeting. The owner shareholders want a change of control. To affect a change of control the shareholders need to elect six new directors.

In support of these requests, I am herein providing some relevant factual information based on my conversations with the United States Securities and Exchange Commission (the "Commission") Special Counsel. The Defendant has made numerous false statements in its briefs, motions and oral argument which are documented below in the endnotes.

Coleman River Capital LLC ("CRC") is a state registered investment advisor and the general partner of Southern Avenue Partners, L.P. ("SAPLP"), a Delaware limited partnership. SAPLP holds 35,000 shares of MiMedx Group, Inc. (the "Company") and CRC manages separate accounts holding an additional 264,885 shares of the Company as of this writing. I have been employed in the securities industry for thirty-six years and have substantial experience managing complex litigation in federal courts, state courts and self-regulatory forums. I am not an attorney. I have a duty to advocate for my clients. Neither CRC, SAPLP nor am I individually associated with or part of any shareholder group.

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The Company's current board is doing everything in its power to stay in control. In particular, the Company does not want to hold a shareholder meeting. Why does the Company not want to hold a shareholder meeting? The answer is that the Company itself is not allowed to solicit proxies because the Company has not filed audited financial statements with the Commission. Shareholders, however, are free to file proxy materials and solicit votes for shareholder groups' agenda, board slates etc. (i.e. One such shareholder group has already filed), but the Company cannot. There is no federal law, the Commission's or otherwise that the Company will violate by holding a shareholder meeting. In fact, the Company has at best told half-truths in their oral arguments, motions and briefs and at worst they have just plain lied over fifty times collectively by incorrectly citing the purpose and meaning of Rules 14a-3, 14c-3, and 30-1(f)(18)[1]. Rules 14a-3 and 14c-3 do not say that a meeting is prohibited. Rule 14a-3(a) states in pertinent part, "*No solicitation subject to this regulation shall be made…*" (Emphasis added) The Company has proffered the affidavit of Thomas J. Kim in which Mr. Kim correctly states that "*federal securities laws do not state when and how annual shareholder meetings are to be held.*"[2] (Emphasis added) Mr. Kim's statement directly contradicts the Company's assertion that Rules 14a-3 and 14c-3 prohibit the Company from holding a shareholder meeting.

What is the truth? There is no federal law that states that a company has to have audited financials to hold a shareholder meeting. The Company has argued that Judge Carroll's Final Declaratory Judgment would force the Company to violate federal securities laws. An alternative Company argument is that they should be allowed more time to pursue an exemptive order from the Commission to hold a shareholder meeting. The Company has framed their arguments to state that a shareholder meeting cannot be legally held without either i) audited financial statements filed with the Commission, or ii) the receipt of an exemption from the Commission. These arguments are totally false.

The Company is seeking an exemption to §240.14a-3 so that the Company can solicit proxies. The exemption has nothing to do with the Company holding a shareholder meeting. The Commission delegated authority in 2008 under 17 CFR 200.30-1(f)(18)[3] to the Director of the Commission's Division of Corporation Finance to issue exemptive relief from the Commission's requirements under §240.14a-3 to provide audited financials in order for a Registrant to solicit proxies. This has nothing to do with holding a shareholders' meeting and everything to do with the Company (i.e. the current members of the board of directors) being excluded from soliciting proxies.

Counsel for the Company has acknowledged the truth. Jeroen van Kwawegen, stated in his January 30, 2019 affidavit "*On January 7, 2019, I spoke with Walter C. Carlson, a partner at the law firm of Sidley in Chicago. Mr. Carlson informed me that Sidley represents MiMedx in the above-captioned action. Mr. Carlson did not dispute that MiMedx has not held an annual meeting for the Company's shareholders for at least 13 months. Mr. Carlson informed me that MiMedx is unable to solicit proxies from shareholders because the Company cannot deliver audited financial statements as required by SEC rules and regulations.*"[4] (Emphasis added) My belief is that even if the Company could file audited financials or receive an exemption from the Commission it would have no impact on the upcoming shareholder vote. No one in their right mind would vote for any of the existing board members. So the Company wanting an exemption

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is a distinction without a difference. The end result will be the same. There will be a change of control.

I personally contacted the Commission by telephone on April 30, 2019 to locate the department and person handling the Company's application for exemptive relief. The matter is being handled by Daniel F. Duchovny, Special Counsel in the Office of Merger and Acquisitions of the Division of Corporation Finance of the Commission. I spoke with Mr. Duchovny at length. Mr. Duchovny is a seventeen year veteran of the Commission and is also an Adjunct Professor of Law at Georgetown Law School. Mr. Duchovny's direct telephone number is: 202-551-3619. His email address is duchovnyd@sec.gov His address is: U.S. Securities and Exchange Commission, 100 F Street NE, Washington, D.C. 20549. Mr. Duchovny informed me that "*the Commission delegated the authority to the Director of the Division of Corporation Finance in 2008, but no exemption to §240.14a-3 or §240.14c-3 has ever been granted and likely will not be granted. It has never been done before.*" (Emphasis added) Defendant cites *Rich v. Fuqi International, Inc.*, in Defendant's Opposition to Plaintiff's Motion for Summary Judgment. No exemption was ever granted to *Fuqi International, Inc.* and plaintiff *Rich* suffered a twenty-eight month delay. The Company clearly wants to delay. The current Director of the Commission's Division of Corporation Finance is William Hinman. William Hinman is the sole person capable of issuing exemptive relief to the Company. Mr. Duchovny further explained that "*the Company does not need an exemption to hold an annual shareholder meeting.*" (Emphasis added) The Company's application for an exemption from the Commission is a red herring. I would think that the Company's counsel (Thomas J. Kim) would have received the same answers and guidance from Mr. Duchovny that I did. I also called Mr. Duchovny on the morning of May 1, 2019 seeking the proper citations of the specific rules governing the exemption and proxy solicitation process and he informed me of the proper citations of the rules I have cited in this letter.

The issues as presented by the Company are contrived. If the Company wanted to solicit proxies then it should have timely finished its audit. The Company's inability to solicit proxies is a self-inflicted wound. The cure for that wound is an annual shareholder meeting to elect six new directors. In the interest of fairness please do not penalize the shareholder owners of the Company any more than we already have been. Shareholder groups are not constrained in the least and are free to solicit proxies under the Rules of the Commission. Please do not grant the Company the Stay that they are requesting, and my prayer for relief is for an additional order from Judge Dempsey allowing the election of the Class III directors at the June 17, 2019 shareholder meeting.

Respectfully submitted,

Wade Browne

J. Wade Browne, Manager
Coleman River Capital LLC, General Partner
Southern Avenue Partners, L.P., MiMedx Group, Inc. Shareholder, Intervener

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[1] *See* Defendant's Answer to The Complaint, 01/17/2019 (attached hereto as SAPLP EXHIBIT 1): at p.6 ¶¶ 4-5 "The timing by which an annual meeting may be called is subject to…SEC Rule 14a-3(b) and Rule 14c-3(a)…", "Plaintiff's demand to set and hold the annual meeting…violates SEC Rule 14a-3(b) and Rule 14c-3(a)"; *See* Defendant's Opposition to Plaintiff's Motion For Summary Judgment (attached hereto as SAPLP EXHIBIT 2): at p.1 ¶¶ 1-3 "the Company cannot lawfully hold its delayed annual meeting for the election of Class II directors because it cannot presently comply with…federal proxy rules.", "MiMedx needs…to secure the necessary exemption from the SEC…so that the Company can lawfully hold the meeting."; *Id.* at p.5 ¶ 2 "Without audited financials or an exemption from the SEC, MiMedx cannot lawfully hold an annual meeting."; *Id.* at pp.10,11 ¶ F. "…the Board determined to seek an exemption…to allow the Company to hold the Class II Annual Meeting.", "SEC Rule 14a-3(b) and Rule 14c-3(a) require that public companies distribute audited financial statements prior to an annual shareholder meeting…"; *Id.* at p.12 ¶ 2 "The Company's seeking of an SEC exemption to permit it lawfully to hold an annual meeting…", "…following the resolution of its request for an exemption from the SEC, MiMedx intends to hold an annual meeting…"; *Id.* at pp.13-14 at ¶ A. "MiMedx Should Be Allowed To Secure an SEC Exemption So That It Can Hold an Annual Meeting…", "MiMedx is not able to hold an annual shareholder meeting in compliance with federal proxy rules."; *Id.* at ¶ 3 "MiMedx has commenced steps to secure an exemption from the SEC so that MiMedx can hold a meeting…"; *Id.* at p.15 ¶ 2 "MiMedx would be placed in the precarious position of violating the SEC rules."; *Id.* at pp.15-16 ¶ 4 "the applicable SEC rules *require* that MiMedx comply or face a potential enforcement action…Specifically, Rule 14a-3 and Rule 14c-3…"; *Id.* at p.16 ¶ 3 "If MiMedx obtains an exemption, it will schedule a shareholder meeting…"; *Id.* P.18 ¶ 1 "The SEC exemption process provides a path for companies to meet state law requirements without violating SEC regulations." *Id.* at p.19 ¶ 2, "The 28 months provided to Fuji[sic] greatly exceeds the time MiMedx anticipates will be necessary for the SEC to decide upon its request for exemption. Like the *Fuqi* court, this Court should allow MiMedx time to continue with the ongoing process of seeking and exemption…" *See* Affidavit of Charles R. Evans, March 26, 2019 (attached hereto as SAPLP EXHIBIT 3): at p.2 ¶ 8 "The Company's inability to hold that meeting is a result of its present inability to issue audited financial statements"; *Id.* at p4 ¶ 15, "Consistent with SEC rules and regulations…the Board believed…it was appropriate to conclude the Audit Committee investigation and issue restated and audited financial statements before scheduling the Class II Meeting."; *Id.* at pp.5-6 ¶¶ 19-21, the Board decided to seek an exemption from the SEC to allow it to hold its Class II Annual Meeting", "the Board's desire to hold the Class II Annual Meeting at a time at which (a) MiMedx has secured exemptive relief…"; *See* Affidavit of Edward J. Borkowski, March 26, 2019 (attached hereto as SAPLP EXHIBIT 4), at p.5 ¶ 14, "I further understand that, because MiMedx does not have audited financial statements, MiMedx cannot hold its annual shareholder meeting without securing an exemption from the SEC proxy rules in order to hold its annual shareholder meeting." *See* Walter C. Carlson Letter to Judge Carroll, April 15, 2019 (attached hereto as SAPLP EXHIBIT 5), at p.1 ¶¶ 2-3, "absent an exemption from the United States Securities and Exchange Commission ("SEC"), the Court's order will require MiMedx to violate federal law in holding a meeting on June 17, 2019.", "…but foremost among them is that MiMedx cannot currently hold that meeting lawfully – absent an exemption from the SEC.", *Id.* at p.2 ¶ 4, "Finally, the Court should know that MiMedx is continuing to pursue securing an exemption from the SEC on an expedited basis. However, there is no assurance that MiMedx

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will be able to secure that exemption on a timeline that is consistent with holding a meeting for the election of Class II directors on June 17, 2019. Moreover, the SEC is not able to grant MiMedx an exemption until this Court's order has been entered…" *See* Defendant's Motion To Stay, 04/29/2019 (attached hereto as SAPLP EXHIBIT 6), at p.1 ¶¶ 2, 4 "The Judgment requires MiMedx to hold a shareholder meeting in less than two months (i) that will violate federal securities laws", "-specifically, the federal proxy rules codified in SEC Rule 14a-3 and Rule 14c-3, prohibiting such a meeting when a company cannot provide audited financial statements to shareholders in advance of an annual meeting."; *Id.* at p.2 ¶ 3, "MiMedx cannot lawfully hold an annual meeting, because SEC Rule 14a-3(b) and Rule 14c-3(a) require a corporation to furnish audited financial statements to shareholders prior to any such annual meeting."; *Id.* at p.6 ¶ 3, "it must be determined whether MiMedx can lawfully be compelled to hold an annual meeting…when it is unable to comply with SEC Rule 14a-3(b) and Rule 14c-3(a)."; *Id.* at p.7 ¶ 1, "while at the same time pursuing an exemption from the SEC so that it will not violate federal law."; *Id.* at p.8 ¶ 2, "…MiMedx would be placed in the precarious position of violating the SEC rules")."; *Id.* at p.9 ¶¶ 2-3, "If MiMedx holds its annual meeting on June 17 in violation of federal securities laws…", "without an SEC exemption, MiMedx may not lawfully provide shareholders with meaningful information with respect to the Company prior to the annual meeting."; *Id.* at p.10 ¶ 2, "Indeed, without an SEC exemption, the Company will not lawfully be able to counter the incomplete statements and omission contained in the proxy materials employed by Mr. Petit…"; *See* Hearing Transcript, April 3, 2019 (attached hereto as SAPLP EXHIBIT 7), Mr. Carlson, at p.12:23-25, "The company cannot lawfully hold a meeting on May 20th and be in compliance with federal proxy rules."; Mr. Carlson, *Id.* at 13:1-2, "…has taken steps to secure an exemption from those rules…"; Mr. Carlson, *Id.* at 15:13-18, "And in order to hold a meeting at which directors are elected, whether it be MiMedx elicits proxies or whether somebody else does, those rules require that there be financial statements put forward unless there's an exemption."; Mr. Carlson, *Id.* at 21:6-8, "There is no proper basis for MiMedx to hold a meeting on May 20th that would violate the SEC proxy rules."; Mr. Carlson, *Id.* at 23:2-4, " the SEC can bring actions against the company under that circumstance, to say you're holding a meeting in violation of federal law."

[2] *See* Affidavit of Thomas J. Kim, March 27, 2019 (attached hereto as SAPLP EXHIBIT 8), at p.3 ¶ 7.

[3] *See* Affidavit Thomas J. Kim, March 27, 2019, Exhibit A

[4] *See* Affidavit of Jeroen van Kwawegen, January 30, 2019 (attached hereto as SAPLP EXHIBIT 9), at p.5 ¶ 17

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